August 1, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

       Re: Invech Holdings, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed July 24, 2024
           File No. 333-276779
Dear Rhonda Keaveney:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 19, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1
Burn Rate, page 2

1. We note your disclosure that you will run out of funds in June of 2024. Given the dated reference, please revise to disclose updated information regarding your burn rate and when you expect to run out of funds. Additionally, please revise the Going Concern section below with updated information from the included interim financial statements which disclose additional net losses, used cash and increased working capital and accumulated deficits.
Certain Relationships and Related Transactions, page 50

2. Please revise this section and the prospectus throughout, as applicable, to disclose all related party transactions. In this regard, we note that Notes 5 and 7 of the included
 August 1, 2024
Page 2

       interim financial statements disclose additional related party advances. Please contact Stephen Kim at 202-551-3291 or Joel Parker at
202-551-3651 if you have
questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services